SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

Ciber, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17163B102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,457,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,457,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 644,970
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 644,970
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,102,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,102,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,445
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,441,445
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,441,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Ciber, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 6312 South Fiddler's Green Circle, Suite 600E, Greenwood Village, Colorado, 80111.
Item 2.	Identity and Background.
(a) This statement is filed by:
(i) Lone Star Value Investors, LP, a Delaware limited partnership ("Lone Star Value Investors");
(ii) Lone Star Value Co-Invest I, LP, a Delaware limited partnership ("Lone Star Value Co-Invest I");
(iii) Lone Star Value Investors GP, LLC, a Delaware limited liability company ("Lone Star Value GP"), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I;
(iv) Lone Star Value Management, LLC, a Connecticut limited liability company ("Lone Star Value Management"), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and a certain managed account (the "Separately Managed Account"); and
(v) Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The address of the principal office of each of Lone Star Value Investors, Lone Star Value Co-Invest I, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.
(c) The principal business of Lone Star Value Investors and Lone Star Value Co-Invest I is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Separately Managed Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.
(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Eberwein is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The Shares purchased by Lone Star Value Investors, Lone Star Value Co-Invest I, LP and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,457,575 Shares beneficially owned by Lone Star Value Investors is approximately $2,233,593, including brokerage commissions. The aggregate purchase price of the 644,970 Shares beneficially owned by Lone Star Value Co-Invest I is approximately $268,466, including brokerage commissions.  The aggregate purchase price of the 338,900 Shares held in the Separately Managed Account is approximately $743,664, including brokerage commissions..
Item 4.	Purpose of Transaction.
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons have engaged, and may continue to engage, in general discussions with the Issuer's Board of Directors (the "Board") and management team, including with respect to the composition of the Board.

Previously as reported within the Issuers Form 8-K filed on April 14, 2014 some of the Reporting Persons entered into an agreement ("Agreement") with the Issuer in order to affect an orderly change in the composition of the Board. The Agreement provided that Lone Star Value was subject to certain standstill provisions, bust such provisions expired in 2015.

On April 19, 2015, as reported within the Issuers Form 8-K filed on April 20, 2015 Lone Star Value Investors delivered a letter (the "Notice of Withdrawal") to the Issuer pursuant to which Lone Star Value Investors withdrew the letter that Lone Star Value delivered to the Issuer on February 27, 2015 notifying the Company as to the nomination of three nominees. Simultaneously upon receipt of the Notice of Withdrawal, the Company delivered a letter to Lone Star Value Investors pursuant to which, among other things, the Issuer agreed to (i) decrease the size of the Board from nine to eight seats and (ii) nominate and recommend Richard K. Coleman, Jr. and Mark Lewis for election as Class III at the 2015 Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2016, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 9, 2016.
A.	Lone Star Value Investors
(a)	As of the close of business on February 8, 2017, Lone Star Value Investors beneficially owned 3,457,575 Shares.
Percentage: 4.2%
(b)
1. Sole power to vote or direct vote: 3,457,575
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,457,575
 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest I
(a)	As of the close of business on February 8, 2017 Lone Star Value Co-Invest I beneficially owned 644,970 Shares.
Percentage: Less than 1%
(b)
1. Sole power to vote or direct vote: 644,970
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 644,970
 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Lone Star Value GP
(a)
Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed the beneficial owner of the (i) 3,457,575 Shares owned by Lone Star Value Investors and (ii) 644,970 Shares owned by Lone Star Value Co-Invest I.

Percentage: Approximately 5.0%
(b)
1. Sole power to vote or direct vote: 4,102,545
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,102,545
 4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the last 60 days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the last 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management
(a)
As of the close of business on February 8, 2017, 338,900 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Separately Managed Account, may be deemed the beneficial owner of the (i) 3,457,575 Shares owned by Lone Star Value Investors, (ii) 644,970 Shares owned by Lone Star Value Co-Invest I and (iii) 338,900 Shares held in the Separately Managed Account.

Percentage: Approximately 5.4%
(b)
1. Sole power to vote or direct vote: 4,441,445
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,441,445
 4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein
(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 3,457,575 Shares owned by Lone Star Value Investors, (ii) 644,970 Shares owned by Lone Star Value Co-Invest I and (iii) 338,900 Shares held in the Separately Managed Account.

Percentage: Approximately 5.4%
(b)
1. Sole power to vote or direct vote: 4,441,445
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,441,445
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the last 60 days are set forth in Schedule A and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 8, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, and as described in Item 4 above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement, dated February 8, 2017.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 9, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

SCHEDULE A
Transactions in the Securities of the Issuer during the Past 60 Days
Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

3,457,575*	0.6450	01/24/2017

LONE STAR VALUE CO-INVEST I, LP

25,000	0.6924	01/11/2017
50,000	0.6860	01/12/2017
50,000	0.6807	01/13/2017
100,000	0.4683	02/01/2017
208,134	0.2753	02/03/2017
141,866	0.3073	02/06/2017
44,970	0.3924	02/08/2017

* Purchased in private transaction from counterparty.